UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Bill Barrett Corporation

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

06846N 10 4

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

466 Lexington Avenue

New York, NY  10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Steven J. Gartner, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

December 3, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. – 06846N 10 4

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus Private Equity X, L.P. 26-0849130

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,072,392

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,072,392

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,072,392

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.38%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. – 06846N 10 4

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus X Partners, L.P. 77-0698056

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 34,308

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 34,308

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,308

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. – 06846N 10 4

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus X, L.P. 26-0403670

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,106,700

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,106,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,106,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.45%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. – 06846N 10 4

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus X LLC 26-0403605

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,106,700

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,106,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,106,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.45%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. – 06846N 10 4

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus Private Equity VIII, L.P. 13-4161869

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,075,088

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,075,088

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,075,088

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.24%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. – 06846N 10 4

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus Partners, LLC 13-4069737

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 6,181,788

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 6,181,788

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,181,788

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.70%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. – 06846N 10 4

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus LLC 13-3536050

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 6,181,788

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 6,181,788

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,181,788

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.70%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. – 06846N 10 4

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus & Co. 13-6358475

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 6,181,788

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 6,181,788

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,181,788

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.70%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Bill Barrett Corporation, a Delaware corporation (the “Company”), and is being filed pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Company are located at 1099 18th Street, Suite 2300, Denver, Colorado 80202.

Item 2.	Identity and Background

(a)    This Schedule 13D is being filed by Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WPP X” and, together with WP X, the “WP X Funds”), Warburg Pincus X, L.P., a Delaware limited partnership and the sole general partner of each of the WP X Funds (“WP X LP”), Warburg Pincus X LLC, a Delaware limited liability company and the sole general partner of WP X LP (“WP X LLC”), Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII” and, together with the WP X Funds, the “Funds”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP X LLC and the general partner of WP VIII (“WPP LLC”), Warburg Pincus LLC, a New York limited liability company that manages each of the Funds (“WP LLC”), and Warburg Pincus & Co., a New York general partnership and the managing member of WPP LLC (“WP” and, together with WP X, WPP X, WP X LP, WP X LLC, WP VIII, WPP LLC, and WP LLC, the “Reporting Persons”). Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Co-Presidents and Managing Members of WP LLC.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.  Each Reporting Person disclaims beneficial ownership of all shares of Common Stock to which such Reporting Person does not have a pecuniary interest.  The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 1 (the “Joint Filing Agreement”).

Certain of the Reporting Person previously filed a Schedule 13G pursuant to the provisions of Rule 13d-1(d) of the Exchange Act, and this Schedule 13D supersedes such Schedule 13G and all amendments thereto.

(b)   The address of the principal business and principal office of each of the Reporting Persons is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, New York 10017.  The general partners of WP and the members and managing directors of WP LLC, and their respective business addresses, are set forth on Schedule I hereto.

(c)    The principal business of the Funds is that of making private equity and related investments.  The principal business of WP is acting as the managing member of WPP LLC.  The principal business of WPP LLC is acting as general partner to certain private equity funds, including WP VIII, and as the sole member of WP X LLC.  The principal business of WP X LLC is acting as general partner of WP X LP.  The principal business of WP X LP is acting as general partner of the WP X Funds.  The principal business of WP LLC is managing certain private equity funds, including the Funds.

The principal occupation of each of the general partners of WP and the members and managing directors of WP LLC is set forth on Schedule I hereto.

(d)   During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the general partners, members or managing directors named on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the general partners, members or managing directors named on Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)    WP X, WPP X, WP X LP and WP VIII are each limited partnerships organized under the laws of the State of Delaware.  WPP LLC and WP LLC are each limited liability companies organized under the laws of the State of New York, and WP X LLC is a limited liability company organized under the laws of the State of Delaware.  WP is a general partnership organized under the laws of the State of New York.  Except as otherwise indicated on Schedule I hereto, each of the individuals referred to on Schedule I hereto is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Company’s initial public offering (the “IPO”), in several separate issuances, WP VIII acquired shares of Series B Preferred Stock, par value $0.001 per share, of the Company (the “Series B Preferred”).  All such shares were converted into shares of Common Stock in connection with the consummation of the IPO.  All of the funds required to acquire the shares of Series B Preferred were obtained from the working capital of WP VIII, which in turn was obtained from capital contributions from the limited partners of WP VIII.

In December 2008, the WP X Funds acquired shares of Common Stock in open market purchases for aggregate consideration (excluding commissions) of approximately $20.2 million.  All of the funds required to acquire the shares of Common Stock were obtained from the working capital of the WP X Funds, which in turn was obtained from capital contributions from the limited partners of the WP X Funds.

Item 4.	Purpose of Transaction

The acquisition by WP VIII of shares of Series B Preferred prior to the IPO (and the shares of Common Stock acquired upon conversion thereof), as well as the acquisition of shares of Common Stock by the WP X Funds, were effected because of the belief that the shares represented an attractive investment.  Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional shares of Common Stock (or other capital stock or securities of the Company or any subsidiary thereof) or engage in discussions with the Company and its subsidiaries concerning future acquisitions of shares of capital stock or other securities.  Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Company or a subsidiary thereof or otherwise.  The Reporting Persons intend to review their investment in the Company (and, if applicable, its subsidiaries) on a continuing basis and, depending upon the price and availability of shares of the Company’s (or, if applicable, its subsidiaries’) capital stock or other securities, subsequent developments affecting the Company and its subsidiaries, the Company’s and its subsidiaries’ respective businesses and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Company or any subsidiary thereof.

Except as set forth above in this Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule I, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)           The percentages used herein are calculated based upon the 45,133,491 shares of Common Stock that were outstanding as of October 24, 2008 as reported in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008 as filed by the Company with the Securities and Exchange Commission on November 5, 2008. The number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, and the percentage of the outstanding shares represented thereby, in each case as reported in this Schedule 13D, are based on the number of shares of Common Stock owned by the Reporting Persons as of 5:30 p.m. on December 12, 2008.

WP VIII is the direct owner of 5,075,088 shares of Common Stock, representing approximately 11.24% of the outstanding shares of Common Stock.  WP X is the direct owner of 1,072,392 shares of Common Stock, representing approximately 2.38% of the outstanding shares of Common Stock.  WPP X is the direct owner of an aggregate 34,308 shares of Common Stock, representing less than one percent of the outstanding shares of Common Stock.  Due to their respective relationships with the Funds and each other, each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 6,181,788 shares of Common Stock, representing approximately 13.70% of the outstanding shares of Common Stock.  Each of WP X, WPP X, WP VIII, WP, WPP LLC, WP LLC, WP X LLC, and WP X LP, disclaim beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the shares of Common Stock owned by the Funds, except to the extent of any pecuniary interest therein and except that WP X, WPP X and WP VIII do not disclaim beneficial ownership of any shares of Common Stock owned directly by WP X, WPP X and WP VIII, respectively.

(b)           Each of WP X LP, WP X LLC, WPP LLC, WP LLC, and WP is deemed to share with the WP X Funds the power to vote or to direct the vote and to dispose or to direct the disposition of 1,106,700 shares of Common Stock, representing all of the shares of Common Stock beneficially owned by the WP X Funds.  Each of WPP LLC, WP LLC, and WP is deemed to share with WP VIII the power to vote or to direct the vote and to dispose or to direct the disposition of 5,075,088 shares of Common Stock, representing all of the shares of Common Stock beneficially owned by WP VIII.

(c)           Schedule II hereto sets forth a list of all transactions with respect to the shares of Common Stock effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:30 p.m., Eastern Standard Time, on December 12, 2008.  All such transactions were effected in the open market.

(d)           Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into the Joint Filing Agreement, attached hereto as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

The Company, WP VIII and certain other investors named therein entered into a Registration Rights Agreement, dated as of March 28, 2002 (the “Registration Rights Agreement”).  Under the terms of the Registration Rights Agreement, and subject to the conditions set forth therein, WP VIII has been granted certain demand and piggyback registration rights with respect to the Registrable Securities (as defined in the Registration Rights Agreement) owned by WP VIII.  The description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is incorporated by reference to Exhibit 4.2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-114554) filed with the Securities and Exchange Commission on August 31, 2004.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
Exhibit 1	Joint Filing Agreement, dated as of December 15, 2008, among the Reporting Persons, relating to the filing of a joint statement on Schedule 13D.

Exhibit 2

Registration Rights Agreement, dated as of March 28, 2002, by and among the Company, WP VIII and the other investors named therein (incorporated by reference to Exhibit 4.2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (Registration No. 333-114554), filed with the Securities and Exchange Commission on August 31, 2004).

SignatureS

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2008

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners, LLC, its managing member
By: Warburg Pincus & Co., its managing
member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X, L.P.

By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners, LLC, its managing member
By: Warburg Pincus & Co., its managing
member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners, LLC, its managing member
By: Warburg Pincus & Co., its managing
member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

By: Warburg Pincus Partners, LLC, its general partner
By: Warburg Pincus & Co., its managing
member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X LLC

By: Warburg Pincus Partners, LLC, its sole
member
By: Warburg Pincus & Co., its managing
member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS, LLC

By: Warburg Pincus & Co., its managing
member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).